                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------
                           WYNN'S INTERNATIONAL, INC.
                            (Name of Subject Company)

                                 WI HOLDING INC.
                           PARKER-HANNIFIN CORPORATION
                       (Name of Filing Persons, Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    983195108
                      (CUSIP Number of Class of Securities)
                             -----------------------
                          Thomas A. Piraino, Jr., Esq.
                  Vice President, General Counsel and Secretary
                           Parker-Hannifin Corporation
                             6035 Parkland Boulevard
                           Cleveland, Ohio 44124-4141
                                 (216) 896-3000
                  (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Offerors)
                             -----------------------
                                    Copy to:
                             Patrick J. Leddy, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939
                             -----------------------
                            CALCULATION OF FILING FEE
          Transaction Valuation                 Amount of Filing Fee
                    N/A                                    N/A

        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

[ ]     Amount Previously Paid: __________________   Filing Party: ____________
        Form or Registration No.: _________________  Date Filed: ______________
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:
        [X]     third-party tender offer subject to Rule 14d-1.
        [ ]     issuer tender offer subject to Rule 13e-4.
        [ ]     going-private transaction subject to Rule 13e-3.
        [ ]     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

For Release:  Immediately

Parker Contacts:                               Wynn's Contacts:
Analysts:
Tim Pistell                                    Seymour A. Schlosser
Treasurer                                      Vice President - Finance and CFO
216) 896-2130                                  714/938-3707

News Media:
Lorrie Paul Crum                               James Carroll
Vice President, Corporate Communications       Chairman and CEO
216/896-2750                                   714/938-3700
                                               615/444-0191


             PARKER TO ACQUIRE WYNN'S INTERNATIONAL IN $497 MILLION
                                  TRANSACTION

      MOTION-CONTROL SYSTEM STRENGTH BACKED BY BROADER OFFERING OF SEALING
                                  TECHNOLOGIES

CLEVELAND, OHIO and Orange, CA, USA: June 13, 2000 - Parker Hannifin Corporation (NYSE:PH) and Wynn's International, Inc. (NYSE: WN) today entered into an agreement for Parker to acquire Wynn's International in a cash tender offer with an enterprise value of approximately $497 million.

The agreement calls for shareholders of Wynn's to receive $23 cash for each share of Wynn's common stock owned. The offer constitutes a 70-percent premium over Wynn's recent 20-day trading average. Parker will assume approximately $59 million of Wynn's debt in the transaction, which is expected to close in late July, 2000.

Wynn's is a leading manufacturer of precision-engineered sealing media for the automotive market; heavy-duty trucks; industry and aerospace. Parker serves all of these markets, with particular strength in sealing technologies for commercial and industrial applications, such as telecommunications and petrochemicals.

STRATEGIC FIT & RATIONALE
-------------------------

The two companies' product lines complement one another in that Parker is well established in industrial markets, while Wynn's specializes in engineered-compound seals for mobile applications. In terms of balance, Wynn's strong position on the original-equipment side of the business also fits well with Parker's strength serving the maintenance, repair and overhaul market.

The acquisition will allow Parker to offer customers in the aerospace, marine and mobile markets more complete assemblies, including Wynn's sealing systems for on-board air conditioning, gas and fluid management. Wynn's customers will have access to a far greater range of motion and control technologies offered by Parker.

"This combination presents meaningful market share growth and cross-selling opportunities for both of our companies," said Parker Chairman and CEO Duane Collins. "In providing premium service to our customers, `system' is the watch word. Together, we'll have the system strength to offer our customers better engineering solutions and more efficient performance. All of that spells value for our customers, employees and shareholders."

With four other acquisitions already completed this year representing more than $700 million in first-year sales, Collins said this addition furthers the company's strategy to accelerate growth as the total-system supplier to industrial, mobile, commercial and aerospace markets. See Sidebar, AT PARKER, PUTTING THE PLANET IN MOTION IS ALL IN A DAY'S WORK.

"We are very pleased to have reached this agreement with Parker," said James Carroll, Chairman and CEO of Wynn's. "The combination of the two companies makes great strategic sense from a customer perspective. It is a good deal for our shareholders and should provide most of our employees with additional career opportunities within a large and very fine organization." Mr. Carroll noted that he has entered into an agreement to tender his shares as an indication of his support for the transaction.

INTEGRATION PLANNING
--------------------

Parker said it expects the transaction to be modestly accretive to the company's fiscal year 2001 earnings. Wynn's seal-business units would be managed as "bolt-on" additions to Parker Seal Group divisions. The company said it will need to learn more about the Wynn Oil unit, because it is outside Parker's core business.

Collins noted that Parker has acquired 45 businesses in the last six years, fueling new growth opportunities and profits. "We're a company of engineers. That might not seem as exciting as other technology drivers, but we love it, and we apply our engineering discipline to integrate new businesses. We're also true to our promise to build the businesses we buy, and we have great people who live by the Parker way: customer-oriented, focused and fair. These are the reasons we've consistently been able to achieve accretion."

The transaction is subject to normal regulatory reviews. Both companies expect to continue their quarterly dividend policies until the close of the transaction. Parker has increased its dividend for 43 consecutive years, while Wynn's has paid dividends for 25 consecutive years.

Morgan Stanley Dean Witter, which advised Parker, is acting as dealer manager, while JP Morgan acted as financial advisor to Wynn's.

Wynn's International, Inc., founded in 1939, is a worldwide leader in sealing products and technology, serving more than 1,000 customers with quality components and engineered compounds. Its core businesses include
Wynn's-Precision, Wynn Oil and recently acquired Goshen Rubber. Annualized first-quarter 2000 sales, including Goshen Rubber, are $573 million.

With annual sales of $6 billion, Parker Hannifin Corporation is the world's leading diversified manufacturer of motion and control technologies and systems, providing precision-engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets. The company employs more than 40,000 people in 40 countries around the world. For more information, visit the company's web site at www.parker.com, or its investor information site at www.phstock.com.

                                      # # #
FORWARD-LOOKING STATEMENTS:

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, events or developments, including statements related to earnings accretion and synergies to be realized in the transaction, are forward-looking statements. It is possible that the company's future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as changes in: business relationships with and purchases by or from major customers or suppliers; competitive market conditions and resulting effects on sales and pricing; increases in raw-material costs which cannot be recovered in product pricing; global economic factors, including currency exchange rates and difficulties entering new markets; failure of the transaction to be consummated; ability to successfully integrate Wynn's business with Parker's; and factors noted in the companies' reports filed with the U.S. Securities and Exchange Commission (SEC).

All Wynn's stockholders should read the tender offer statement concerning the tender offer that will be filed by Parker, and the solicitation/recommendation statement that will be filed by Wynn's with the SEC and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements, as well as other filings containing information about Parker and Wynn's, without charge at the SEC's Internet site at www.sec.gov. Copies of the tender offer and the solicitation/recommendation statements, when filed, and other SEC filings may be obtained without charge from Parker's Corporate Secretary, or at the company's investor information site, at www.phstock.com

SLIDES USED IN CONNECTION WITH INVESTOR AND SHAREHOLDER PRESENTATIONS MADE BY PARKER IN CONNECTION WITH ITS PROPOSED TENDER OFFER FOR THE OUTSTANDING SHARES OF WYNN'S INTERNATIONAL, INC. AND THE RELATED PROPOSED MERGER WITH WYNN'S INTERNATIONAL, INC.

         Positioning Parker
                  To Move the World's Industry

         [Graphic depicting airplane]













  PH                      Acquisition Update               [LOGO] Parker
[LOGO]                      June 14, 2000
Listed
NYSE

         AGENDA

         *        Transaction details                        Duane Collins
         *        Acquisitions & Parker profile

         *        Seal market                                Nick Vande Steeg
         *        Strategic fit & synergies

         *        Integration process & update               Don Washkewicz
         *        Profitable growth

         *        Acquisition record & outlook               Duane Collins







                                                                   [LOGO] Parker

         TRANSACTION DETAILS

         *        Cash tender offer:  $23 per share

         *        Assumption of approximately $59 million debt

         *        Closing expected late July, 2000




                                                                   [LOGO] Parker

OTHER RECENT ACQUISITIONS

         *Commercial Intertech                       $  535M

         *Gresen                                        128M

         *Balston                                        53M

         *Gummi Metal                                    12M
                                                     -------

                                                     $  728M

         *Wynn's Q1 annualized                          573M
                                                     -------

                                                     $1,301M

                                                                   [LOGO] Parker

PARKER PROFILE

*        Leader in motion & control technologies

         -  Annual revenues:  $6 billion

*        Strategically diversified

*        Value-driven

*        Consolidator of choice


                                PARKER IN MOTION
                       [Graphic depicting roller coaster]

  [Graphic depicting           [Graphic depicting           [Graphic depicting
      snowmobile]                   building]                    sail-boat]








                                                                   [LOGO] Parker

PARKER PROFILE

                                            [Graphic depicting machinery in
                                            background of words below]

                                                        Hydraulic

                                           Pneumatic           Electromechanical
                                                      Machine Control

         -        1,000+ markets

         -        100,000+ products

         -        40,000+ employees

         -        7,500+ distributors

         -        400,000+ customers

                                                                   [LOGO] Parker

PARKER OPERATING GROUPS

Aerospace        Fluid Connectors          Hydraulics              Automation



[Graphic depicting   [Graphic depicting   [Graphic depicting  [Graphic depicting
     airplane]             truck]               bulldozer]           machine]



[Graphic depicting   [Graphic depicting   [Graphic depicting  [Graphic depicting
 Parker aerospace  Parker fluid connector  Parker hydraulics  Parker automation
     products]             products]           products]           products]



Climate & Industrial
Controls                     Seals            Filtration        Instrumentation



[Graphic depicting   [Graphic depicting   [Graphic depicting  [Graphic depicting
woman and child          cell phone]           cruise ship]           ship]
near frozen food
counter in grocery
store]



[Graphic depicting   [Graphic depicting    [Graphic depicting [Graphic depicting
Parker climate &     Parker seal products]  Parker filtration      Parker]
industrial control                              products]       instrumentation
products]                                                         products]

PARKER PROFILE

*        Decentralized

*        Entrepreneurial

*        Small, flexible operations

*        Efficient & focused

*        People-oriented

*        Close to the customer

*        Friendly consolidator

         -        We buy to build

                                [Graph showing sales per average employee with graphic of three Parker employees in background]

                                1995              approximately $117
                                1996              approximately $119
                                1997              approximately $125
                                1998              approximately $127
                                1999              approximately $129

                                (dollars in thousands)

                                Parker employees are our
                                greatest strength. In 5
                                years they've doubled sales
                                and quadrupled earnings.

                                                                   [LOGO] Parker

TOTAL PACKAGE IN MOTION & CONTROL

* CORE TECHNOLOGIES
* TOTAL SYSTEM SOLUTION CAPABILITY

[Graphic with overlapping boxes]
       [upper left box]                                 [upper right box]
           Sealing                                          Filtration
           devices                                             media

                                  [middle box]
                                    Hydraulic
                                    Pneumatic
                                Electromechanical

                               [lower middle box]
                                    Climate &
                               Industrial Controls

                                                                  [LOGO] Parker

STRATEGIC FIT & SYNERGIES

Nick Vande Steeg
President, Parker Seal Group

                                                                   [LOGO] Parker

SEAL MARKET CONSOLIDATION

*    A competitive #3 market position requires critical mass:  $1 billion sales


[BAR CHART]

[Vertical Axis = Numerals 100 to 1900
in Increments of 200] [Horizontal Axis =
F-NOK, Fed. Mogul, Dana, TI, Parker, Hutch.,
Flow Serv, Wynns, Norton Furon]

[F-NOK = 1,900+] [Fed. Mogul = 1,300] [Dana = 850+] [TI = 700] [Parker = 500+]
[Hutch. = 500] [Flow Serv = 450] [Wynns = 400] [Norton Furon = 300]

                                                                   [LOGO] Parker

SEAL MARKET CONSOLIDATION

*        Parker & Wynn's move to # 3


[BAR CHART]

[Vertical Axis = Numerals 100 to 1900
in Increments of 200] [Horizontal Axis =
F-NOK, Fed. Mogul, Dana, TI, Parker, Hutch.,
Flow Serv, Wynns, Norton Foran]

[F-NOK = 1,900+] [Fed. Mogul = 1,300]
[Parker & Wynns = 900+] [Dana = 850+] [TI = 700] [Hutch. = 500] [Flow Serv = 450] [Norton Furon = 300]

                                                                   [LOGO] Parker

PARKER SEAL GROUP PROFILE

         *Currently #5 market share:  $500 million sales

         *Worldwide markets

                  -        21 manufacturing facilities
                  -        200+ distributors              [Graphic depicting
                                                           overlapping airplane,
         *Superior growth & returns                       bulldozer, machinery;
                                                          cell phone tube, car
                                                          and various Parker
                                                          seal products]
                  -        5-year CAGR;  14.3%
                  -        Return on sales above 15%



                                                                   [LOGO] Parker

WYNN'S INTERNATIONAL PROFILE

*        $573 million annualized Q1 sales:

         Automotive and industrial seals, specialty chemicals

*        3 businesses

         - Wynn's Precision
         - Goshen Rubber

         - Wynn Oil (industrial lubricants)       [Graphic depicting liquid and
                                                  powder chemicals]

*        World-class elastomers compounding






                                                                   [LOGO] Parker

WYNN'S FINANCIALS (INCLUDING GOSHEN)

In thousands                   Q1 Annualized                  Multiple
                               -------------                  --------

Sales                          573,272                         0.87x

EBIT                           54,580                          9.10x

EBITDA                         71,968                          6.90x










                                                                   [LOGO] Parker

WYNN'S & GOSHEN SEALS

*        Dec. 99 merger:  $400 million seal business

         -        High-Temperature Seals

         -        Lathe Cuts, Molded Shapes

         -        Engineered Plastics

         -        Hydraulic Seals

         -        Elastomeric Formulations

         -        Compound Mixing

                [Graphic depicting various Parker seal products]




                                                                   [LOGO] Parker

STRATEGIC FIT:  MARKETS

             Parker                                  Wynn's


[Pie Graph indicating relative            [Pie Graph indicating relative size by
size by Parker sales of each category     Wynn's sales of each category of
of products from largest to smallest]     products from largest to smallest]



Telecommunications & Electronics 33%      Automotive & Truck 69%

Automotive & Truck 18%                    Industrial 16%

All Others 17%                            Aerospace 6%

Industrial 16%                            All Others 5%

Aerospace 9%                              Energy, Oil & Gas 4%

Energy, Oil & Gas 7%







                                                                   [LOGO] Parker

STRATEGIC FIT

Parker                                          Wynn's

*Industrial strength                            *Mobile market strength

*MRO sales                                      *OEM sales

*$500 million+ in sales                         *$400 million+ in sales

*Global presence                                *Mostly domestic

*6 service centers                              *16 service centers





                                                                   [LOGO] Parker

SYNERGIES & OPPORTUNITIES

*        Identified cost reductions $7.9 million

*        Ongoing Goshen-Wynn's synergies

*        Profitability improvement

*        Critical Mass:  Moves Seals to $1 billion

*        Market share gains
         -Positions us as #3 in the market

* Greater capacity to serve growing global demand & close-to-customer service







                                                                   [LOGO] Parker

LOCAL CUSTOMER SERVICE CENTERS

 - Together: 16 local centers focused on premier customer service

 - Peoria, IL: Wynn's Service Center located next door will become a Parker systems logistics center





                                                           Cat D8N

[Photo of a Caterpillar bulldozer]               Approximately 800 Seals
                                            - Hydraulic Pumps  - Engines
                                            - Final Drive      - Fuel Injectors
                                            - Transmission     - Turbo Chargers





                                                                   [LOGO] Parker

                          INTEGRATION PROCESS & UPDATE

                           ACHIEVING PROFITABLE GROWTH




                                 Don Washkewicz
                       President & Chief Operating Officer




                                                                   [LOGO] Parker

PARKER'S INTEGRATION PROCESS

* We move quickly: aim to get most business processes integrated within 100 days

*        1st define new organization structure

*        Merge sales & marketing organizations

*        Move to Parker global enterprise systems

*        Form synergy teams

*        Monthly reports on progress





                                                                   [LOGO] Parker

COMMERCIAL & GRESEN UPDATE

*        Very positive customer response

*        Customers see "sole source" opportunity

*        We are engineering several new "total machine systems"





                                                                   [LOGO] Parker

COMMERCIAL & GRESEN UPDATE

*        Commercial closed 4-11-00; Gresen 2-3-00

*        Together add $663 million in sales

*        Perfect fit with Parker's Hydraulics Group

*        $15-20 million annual savings with TEC

*        TEC projected to be 10-15(cents)accretive in FY01

*        Gresen projected to be 3-5(cents)accretive in FY01

*        $120 million TEC tax loss carry-forwards





                                                                   [LOGO] Parker

COMMERCIAL - GRESEN INTEGRATION

*        Organizational structure - complete

*        Sales forces merged

*        Finance & Marketing systems >50% complete

*        Synergy teams formed and active

*        Astron & Metal Forming businesses undergoing divesture



                                                                   [LOGO] Parker

WHATMAN/BALSTON ACQUISITION

*        $53 million filtration business

*        Closed on May 30th

*        Plants in Massachusetts and Holland

*        Compressed air filtration products

*        Nitrogen and hydrogen gas separation

*        Broadens our filtration product offering

-        Expect moderate accretion in FY01






                                                                   [LOGO] Parker

THE IDEAL BUSINESS MIX

[Graphic of box]        [Graphic of box]      [Graphic of half circles]


Aerospace             OEM/Cars           Industrial
---------             --------           ----------


20% Min               10% Max            [left half circle]  [right half circle]


---------             --------                   NA                 int'l


                                                 50%                 50%







                                                                   [LOGO] Parker

THE IDEAL BUSINESS MIX

[Pie Graph]

         OEM                        MRO

         50%                        50%










                                                                   [LOGO] Parker

THE PARKER PATH TO GROWTH

                       [Graphic with overlapping circles]


                                  [Top circle]
                                 Acquisition/JVs

                                 [Middle circle]
                               Focused Objectives
                               ------------------
                            *Premier customer service
                             *Financial Performance
                               *Profitable Growth

             [Bottom left circle]                  [Bottom right circle]
             Internal                              Global expansion







                                                                   [LOGO] Parker

THE PARKER PATH TO GROWTH

*  Right combination of businesses

       - #1, 2 or 3 market position
       - Highly focused on motion & control
       - Widely diversified markets
       - One stop for total
         system solutions

                   [Graphic With Overlapping Circles]

                   [Top left circle]                [Top right circle]
                     Instrumentation                  Climate & Industrial
                                                      Controls

                   [Top left middle circle]         [Top right middle circle]
                      Aerospace                             Automation

                   [Lower left middle circle]       [Lower right middle circle]
                      Hydraulics                            Filtration

                   [Middle circle]
                        INCREMENTAL GROWTH
                        *Tech Transfer   *New Products
                                  *Systems

                   [Bottom left circle]             [Bottom right circle]
                       Fluid Connectors                    Seals





                                                                   [LOGO] Parker

THE PARKER PATH TO GROWTH

*        Acquisitions must fit the model

         -        Our 8 groups are THE TOTAL PACKAGE for
                  motion-control systems

*        Acquisitions to add
         immediate value

         -        Strategic fit
         -        Market share
         -        Global extension
         -        Enhanced system capability
         -        Volume & profit growth


                       [Graphic With Overlapping Circles]

            [Top left circle]                  [Top right circle]
             Instrumentation                    Climate & Industrial
                                                Controls

            [Top left middle circle]           [Top right middle circle]
                   Aerospace                           Automation

            [Lower left middle circle]         [Lower right middle circle]
                   Hydraulics                          Filtration

            [Middle circle]
                     INCREMENTAL GROWTH
                     *Tech Transfer   *New Products
                                *Systems

            [Bottom left circle]               [Bottom right circle]
              Fluid Connectors                         Seals







                                                                   [LOGO] Parker

                          ACQUISITION RECORD & OUTLOOK

                                 Duane Collins

                       Chairman & Chief Executive Officer

                                                                   [LOGO] Parker

PARKER ACQUISITION RECORD

* We buy to build: With this transaction, 46 acquisitions in 7 years, adding $2.3 billion
         1st-year sales

*        We achieve returns
         -Accretion within first full year

*        We'll continue our to be the industry consolidator & supplier of CHOICE






                                                                   [LOGO] Parker

WE HAVE FINANCIAL CAPACITY

*  Credit ratings remain A and A-1

*  Currently > $400 million of unused credit lines
    + $530 million shelf registration

* Debt-to-total capitalization currently within our new 34-37% target range

    - With this addition, expect temporary increase to +/-40%

    - We'll be back within range during Sept. quarter upon divestitures related to Commercial
       Intertech








                                                                   [LOGO] Parker

WE HAVE FINANCIAL CAPACITY

*        Operating cash flow about 10% of revenues

[BAR CHART]
Cash from operations

[ Vertical Axis = Numerals 0 to 600 in Increments of 100] [Horizontal Axis = Numerals 94 - 99 and 2K in Increments of 1]

[94 = $259] [95=$240] [96=$338] [97=$392] [98=$321] [99=$459] [2K=Est. $563]







                                                                   [LOGO] Parker

ACCELERATED GROWTH GOALS

*  5-year sales growth:  7.5% --> 10.0%

*  Ros:             6.0%

*  Roa:             7.2%

*  Roe:            14.0%

*  Dividend Payout:   33.0% --> 25.0%

*  Leverage:         30-33% --> 34-37%

                                                      [Bar Graph]                     [Bar Graph]
                                                      Five-Year Compound              Return on Sales
                                                      Sales Growth                    --Goal:  6.0%
                                                      --Goal:  7.5%                   [Vertical Axis = Numerals
                                                      [Vertical Axis = Numerals 5     3 to 9 in Increments of 3]
                                                      to 15 in Increments of 5]       [Horizontal Axis =
                                                      [Horizontal Axis = Numerals     Numerals 95 - 99 in
                                                      95 - 99 in Increments of 1]     Increments of 1]
                                                      [95=Est.  6%] [96=Est. 8%]      [95=Est.  7%] [96=Est.
                                                      [97=Est. 12%] [98=Est.13%]      6.5%] [97=Est. 6.5%]
                                                      [99=Est. 14%]                   [98=Est.7%] [99=Est. 6.25%]

                                                      [Bar Graph]                     [Bar Graph]
                                                      Return on Average Equity        Dividend Payout Ratio
                                                      --Goal:  14.0%                  --Goal:  25%
                                                      [Vertical Axis = Numerals 8     [Vertical Axis = Numerals
                                                      to 24 in Increments of 8]       10 to 30 in Increments of
                                                      [Horizontal Axis = Numerals     10] [Horizontal Axis =
                                                      95 - 99 in                      Numerals 95 - 99 in
                                                      Increments of 1]                Increments of 1]
                                                      [95=Est. 21%]                   [95=Est. 22%]
                                                      [96=Est. 18%]                   [96=Est. 21%]
                                                      [97=Est. 18%]                   [97=Est. 20%]
                                                      [98=Est. 19%]                   [98=Est. 20%]
                                                      [99=Est. 18%]                   [99=Est. 22%]




                                                                   [LOGO] Parker

                      OWN A PIECE OF EVERYTHING THAT MOVES

                          [GRAPHIC DEPICTING AIRPLANE]

PH                                                                 [LOGO] Parker
[LOGO]
Listed
NYSE